MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	CenterPoint Energy Houston Electric, LLC
CenterPoint Energy Transition Bond Company IV, LLC

DATE:	December 22, 2011

RE:	CenterPoint Energy Houston Electric, LLC
CenterPoint Energy Transition Bond Company IV, LLC
Registration Statement on Form S-3
Filed November 2, 2011
File Nos. 333-177662; 333-177662-01

Set forth below please find the responses of CenterPoint Energy Houston Electric, LLC (“CenterPoint Houston”) and CenterPoint Energy Transition Bond Company IV, LLC (“Bond Company IV” and, together with CenterPoint Houston, “CenterPoint”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 20, 2011, with respect to the Form S-3 initially filed with the Commission by CenterPoint on November 2, 2011, File Nos. 333-177662 and 333-177662-01 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed with the Commission on December 2, 2011 and Amendment No. 2 to the Registration Statement (“Amendment No. 2”) filed with the Commission on December 16, 2011. For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in italicized text.

We have revised the base prospectus in response to the Staff’s comments and have also made other related revisions and updating changes where appropriate. We have filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”). References in this letter to the base prospectus are to that document as contained in Amendment No. 3. Marked copies of Amendment No. 3 showing changes from Amendment No. 2 will be sent by e-mail to your attention as well.

Review of Transition Property, page 28 of base prospectus

COMMENT:

1.

We note your added disclosure in this amendment that pursuant to SEC rules, CenterPoint Houston has performed a review of the transition property underlying the transition bonds. Item 1111, as amended by SEC Release No. 33-9176, requires disclosure about the nature of the review performed in accordance with new Securities Act Rule 193 for ABS offerings

December 22, 2011	2

(commencing with an initial bona fide offer after December 31, 2011). Accordingly, the added disclosure in the last two paragraphs on page 28 of the base prospectus should be revised to include information about the nature of the review. For example, the disclosure that CenterPoint Houston has reviewed “the Restructuring Act, the financing order, and the rules and regulations of the PUCT as they relate to the transition property” explains what documents were reviewed, but does not explain the nature of CenterPoint Houston’s review. As another example, you note that CenterPoint Houston will consider the sensitivity of the weighted average life of the transition bonds. You should revise that disclosure to explain what aspects of the weighted average life sensitivity are being considered as part of the review.

RESPONSE:

We acknowledge the Staff’s comment and have revised the “Review of Transition Property” section in the base prospectus accordingly.

COMMENT:

2.	In addition, Item 1111, as amended, requires disclosure of the findings and conclusions of the review required by new Securities Act Rule 193. Because the nature of the review performed has not been made clear, as discussed in the comment above, it is also not clear where findings and conclusions for such review are located. Therefore, please supplementally provide to us the location in the prospectus and prospectus supplement of your disclosure regarding the findings and conclusions of your review and, where appropriate, explain how the disclosure relates to the review performed for purposes of Rule 193.

RESPONSE:

We acknowledge the Staff’s comment and have revised the “Review of Transition Property” section in the base prospectus accordingly. The findings and conclusions of such review are located in the “Review of Transition Property” section in the base prospectus beginning on page 28 of the base prospectus.

COMMENT:

3.	We note your disclosure that, “…we and CenterPoint Houston cannot assure you that these reviews uncovered or correctly or adequately analyzed all relevant factors that could affect the value of the transition property, payments of transition charges or payments of principal and interest on the transition bonds….” Please delete, as such disclosure appears to be a disclaimer of liability for the issuer’s requirements under the securities laws.

RESPONSE:

We acknowledge the Staff’s comment and have revised the “Review of Transition Property” section in the base prospectus to remove the referenced disclosure.

December 22, 2011	3

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Please contact Tim Taylor (713-229-1184) or Jason Rocha (713-229-1558) at Baker Botts L.L.P. if you have any questions about the above responses, or require any further information. We appreciate your prompt attention to this matter.